# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Core University Living Real Estate Income Trust, CIK 0002119505
CUSIP: 21874U888
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1400 N. KINGSBURY STREET, Chicago, Illinois (IL), 60642
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000350894

## Reporting persons
- SEI Investments Co: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (30.42% of the class)
  Comment: In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by SEI Investments Company and its subsidiaries

## Item 1. Issuer
Name of issuer: Core University Living Real Estate Income Trust
Address of issuer's principal executive offices: 1400 N. Kingsbury Street, Chicago, IL 60642

## Item 2. Person Filing
Name of person filing: SEI Investments Co
Address of principal business office or, if none, residence: 1 Freedom Valley Drive, Oaks, PA 19456
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4000000
Percent of class: 30.42%
Sole power to vote or to direct the vote:
SEI Investments Co: 0
SEI Investments Management Corp: 4000000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
SEI Investments Co: 0
SEI Investments Management Corp: 4000000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held by SEI Core Property Fund, L.P., a private investment fund for which SEI Investments Management Corporation (SIMC), a subsidiary of SEI Investments Company, serves as Investment Adviser. SIMC exercises sole voting and dispositive power over the reported securities pursuant to its investment management authority. When an investment management contract delegates to SIMC discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, SIMC is deemed to have sole investment discretion or voting authority, unless the agreement specifies otherwise. SEI Investments Company disclaims investment discretion or voting authority with respect to the reported securities. Accordingly, we report on Schedule 13G that SIMC has sole investment discretion and voting authority over the reported securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: SEI Investments Management Corp (IA)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SEI Investments Co: /s/ Michael N. Peterson, Michael N. Peterson/Executive Vice President (08/06/2026)